1 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

CONDENSED CONSOLIDATED INCOME STATEMENTS

		Three months ended September 30		Nine months ended September 30
(Unaudited - in millions of U.S. dollars, except per share amounts)	Note	2023	2022	2023	2022
Revenues		201.3	151.2	587.3	441.6
Operating expenses	3	107.5	99.2	329.6	274.2
Depreciation and depletion		58.8	55.2	168.2	143.1
Revenue less cost of goods sold		35.0	(3.2)	89.5	24.3
Corporate administration		5.8	5.1	17.9	16.0
Share-based payment expenses	14	0.6	(1.3)	2.5	0.2
Exploration and business development		2.2	4.0	7.7	13.8
Income (loss) from operations		26.4	(11.0)	61.4	(5.7)
Finance income	3	1.9	1.3	5.6	2.1
Finance costs	3	(3.1)	(5.2)	(10.8)	(23.1)
Other losses	3	(20.3)	(1.0)	(84.6)	(33.0)
Income (loss) before taxes		4.9	(15.9)	(28.4)	(59.7)
Income tax (expense) recovery	15	(7.6)	11.7	(8.7)	9.8
Net loss		(2.7)	(4.2)	(37.1)	(49.9)
Net loss per share
Basic	14	(0.00)	(0.01)	(0.05)	(0.07)
Diluted	14	(0.00)	(0.01)	(0.05)	(0.07)
Weighted average number of shares outstanding (in millions)
Basic	14	684.5	682.3	683.0	681.5
Diluted	14	684.5	682.3	683.0	681.5
See accompanying notes to the condensed consolidated financial statements.

2 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended September 30		Nine months ended September 30
(Unaudited - in millions of U.S. dollars)	Note	2023	2022	2023	2022
Net loss		(2.7)	(4.2)	(37.1)	(49.9)
Other comprehensive income (loss)
(Loss) gain on revaluation of non-current derivative financial liabilities	10	(1.2)	44.5	(41.3)	130.7
Deferred income tax related to non-current derivative financial liabilities	10	—	(16.3)	—	(16.3)
Total other comprehensive (loss) income		(1.2)	28.2	(41.3)	114.4
Total comprehensive (loss) income		(3.9)	24.0	(78.4)	64.5
See accompanying notes to the condensed consolidated financial statements.
3 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at September 30	As at December 31
(Unaudited - in millions of U.S. dollars)	Note	2023	2022
ASSETS
Current assets
Cash and cash equivalents		179.4	200.8
Trade and other receivables	4	13.0	14.1
Inventories	7	135.4	115.7
Current income tax receivable		0.1	—
Investments	5	6.5	35.6
Prepaid expenses and other		14.6	11.3
Total current assets		349.0	377.5
Mining interests	8	1,901.0	1,863.9
Other assets		2.3	2.1
Total assets		2,252.3	2,243.5
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	6	214.0	170.9
Current income tax payable		0.1	0.3
Total current liabilities		214.1	171.2
Reclamation and closure cost obligations	13	105.6	119.5
Non-current derivative financial liabilities	10	575.0	525.5
Long-term debt	9	395.7	394.9
Deferred tax liabilities		73.4	66.8
Lease obligations	11	2.9	1.3
Other liabilities		2.0	4.8
Total liabilities		1,368.7	1,284.0
Equity
Common shares	14	3,160.0	3,157.1
Contributed surplus		107.4	107.8
Other reserves		(65.9)	(24.6)
Deficit		(2,317.9)	(2,280.8)
Total equity		883.6	959.5
Total liabilities and equity		2,252.3	2,243.5
See accompanying notes to the condensed consolidated financial statements.

4 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Nine months ended September 30
(Unaudited - in millions of U.S. dollars)	Note	2023	2022
COMMON SHARES
Balance, beginning of period		3,157.1	3,155.4
Issuance of common shares under First Nations agreements		0.2	0.6
Exercise of options and vested performance share units		2.7	1.1
Balance, end of period		3,160.0	3,157.1
CONTRIBUTED SURPLUS
Balance, beginning of period		107.8	107.5
Exercise of options and vested performance share units	14	(2.7)	(1.1)
Equity settled share-based payments		2.3	2.1
Balance, end of period		107.4	108.5
OTHER RESERVES
Balance, beginning of period		(24.6)	(93.0)
(Loss) gain on revaluation of non-current derivative financial liabilities, net of tax	10	(41.3)	114.4
Balance, end of period		(65.9)	21.4
DEFICIT
Balance, beginning of period		(2,280.8)	(2,214.0)
Net loss		(37.1)	(49.9)
Balance, end of period		(2,317.9)	(2,263.9)
Total equity		883.6	1,023.1
See accompanying notes to the condensed consolidated financial statements.
5 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Three months ended September 30		Nine months ended September 30
(Unaudited - in millions of U.S. dollars)	Note	2023	2022	2023	2022
OPERATING ACTIVITIES
Net loss		(2.7)	(4.2)	(37.1)	(49.9)
Adjustments for:
Foreign exchange (gain) loss		(2.8)	(5.6)	0.2	(6.6)
Depreciation and depletion		59.4	55.3	168.6	143.6
Other non-cash adjustments	16	25.4	6.6	86.8	43.7
Income tax expense (recovery)	15	7.6	(11.7)	8.7	(9.8)
Finance income	3	(1.8)	(1.3)	(5.6)	(2.1)
Finance costs	3	3.0	5.2	10.8	23.1
Reclamation and closure costs paid	13	(0.3)	(1.0)	(1.6)	(3.9)
		87.9	43.3	230.8	138.1
Change in non-cash operating working capital	16	12.4	10.1	(11.5)	21.5
Income taxes (paid) refunded		(0.2)	0.3	(2.3)	(0.7)
Cash generated from operations		100.1	53.7	217.0	158.9
INVESTING ACTIVITIES
Mining interests		(70.6)	(69.9)	(205.3)	(221.6)
Blackwater stream transaction costs paid		—	—	—	(2.6)
Tax refunds collected from Mesquite sale		—	12.8	—	12.8
Proceeds from sale of equity investments	5	—	—	25.4	—
Proceeds from sale of other assets		—	0.5	—	0.9
Investment and other financial instrument acquisitions		—	—	(0.9)	(4.1)
Interest received		1.9	1.3	5.6	2.1
Cash used by investing activities		(68.7)	(55.3)	(175.2)	(212.5)
FINANCING ACTIVITIES
Repayment of long-term debt and premium paid		—	—	—	(101.6)
Proceeds received from issuance of shares		0.1	—	1.6	0.9
Lease payments		(1.4)	(2.6)	(7.7)	(7.7)
Cash settlement of non-current derivative financial liabilities	10	(6.6)	(5.4)	(21.3)	(30.7)
Interest paid		(17.5)	(17.2)	(34.8)	(36.6)
Cash used by financing activities		(25.4)	(25.2)	(62.2)	(175.7)
Effect of exchange rate changes on cash and cash equivalents		(1.0)	(3.4)	(1.0)	(5.2)
Change in cash and cash equivalents		5.0	(30.2)	(21.4)	(234.5)
Cash and cash equivalents, beginning of period		174.4	277.2	200.8	481.5
Cash and cash equivalents, end of period		179.4	247.0	179.4	247.0
Cash and cash equivalents are comprised of:
Cash		144.5	179.1	144.5	179.1
Short-term money market instruments		34.9	67.9	34.9	67.9
		179.4	247.0	179.4	247.0
6 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2023
(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)
1. Description of business and nature of operations
New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its subsidiaries, are comprised of the Rainy River Mine in Canada (“Rainy River”), the New Afton Mine in Canada (“New Afton”), and the Cerro San Pedro Mine in Mexico (in reclamation) (“Cerro San Pedro” or "CSP"). The Company also holds Canadian-focused investments.
The Company is a corporation governed by the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange and the NYSE American under the symbol NGD. The Company’s registered office is located at 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2, Canada. The Company's head office is located at 181 Bay Street, Suite 3320, Toronto, Ontario M5J 2T3.
2. Basis of preparation and material accounting policy information
(a) Statement of compliance
These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board on a basis consistent with the accounting policies disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2022. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022 which includes information necessary or useful to understanding the Company's business and financial statement presentation.
In particular, the Company's accounting policies are presented as Note 2 in the audited consolidated financial statements for the year ended December 31, 2022 and have been consistently applied in the preparation of these unaudited condensed consolidated financial statements.
Effective January 1, 2023, amendments to IAS 1, Presentation of Financial Statements helps companies provide useful accounting policy disclosures. The key amendments to IAS 1 require companies to disclose material accounting policies rather than significant policies and clarifies that accounting policies relating to immaterial transactions need not to be disclosed and not all accounting policies that relate to material transactions are material to a company's financial statements. As result of the adoption of the IAS 1 amendments, there were no adjustments to the presentation or amounts recognized in the financial statements.
These unaudited condensed consolidated financial statements were approved by the Board of Directors of the Company on October 25, 2023.

7 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

3. Expenses
(a) Operating expenses by nature

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2023	2022	2023	2022
OPERATING EXPENSES BY NATURE
Raw materials and consumables	43.9	44.8	134.4	136.5
Salaries and employee benefits	35.3	33.8	108.2	108.3
Contractors	27.8	19.5	76.9	59.2
Repairs and maintenance	16.5	11.4	49.0	36.3
General and administrative	6.4	8.0	17.5	27.1
Leases	1.0	1.1	2.9	3.2
Royalties	2.2	2.0	6.4	6.2
Drilling and analytical	0.8	2.7	4.5	5.0
Ore purchase costs	1.2	0.9	6.8	4.2
Other	1.1	3.0	7.3	7.5
Total production expenses	136.2	127.2	413.9	393.5
Less: Production expenses capitalized	(31.8)	(35.7)	(79.6)	(123.9)
Less: Change in inventories	3.1	7.7	(4.7)	4.6
Total operating expenses	107.5	99.2	329.6	274.2

(b) Finance costs and income

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2023	2022	2023	2022
FINANCE INCOME
Interest income	1.9	1.3	5.6	2.1
FINANCE COSTS
Interest on senior unsecured notes	7.7	7.5	22.5	24.9
Accretion	1.1	1.2	3.5	3.4
Loss on repayment of long-term debt(1)	—	—	—	4.3
Other finance costs	1.8	1.5	4.8	4.1
Total finance costs	10.6	10.2	30.8	36.7
Less: amounts included in cost of qualifying assets	(7.5)	(5.0)	(20.0)	(13.6)
Total finance costs	3.1	5.2	10.8	23.1

1.In 2022, the Company redeemed the $100.0 million 2025 unsecured notes and recognized a loss on redemption.

8 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

(c) Other (losses) and gains

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2023	2022	2023	2022
OTHER (LOSSES) AND GAINS
Gain on foreign exchange	3.2	6.5	0.3	7.7
Gain (loss) on disposal of assets	—	0.4	(0.3)	(2.0)
Loss on revaluation of investments	(2.1)	(14.8)	(4.9)	(30.7)
Unrealized (loss) gain on revaluation of non-current derivative financial liabilities (Note 10)	(16.9)	14.5	(77.3)	3.3
Loss on foreign exchange derivative	(3.3)	(7.4)	(0.8)	(8.3)
Loss on fuel hedge swap contracts	(0.2)	—	(0.5)	—
Revaluation of CSP's reclamation and closure cost obligation	(0.5)	0.3	(0.6)	(1.4)
Other	(0.5)	(0.5)	(0.5)	(1.6)
Total other losses	(20.3)	(1.0)	(84.6)	(33.0)
4. Trade and other receivables

	As at September 30	As at December 31
(in millions of U.S. dollars)	2023	2022
TRADE AND OTHER RECEIVABLES
Trade receivables	7.3	4.4
Sales tax receivable	3.9	11.0
Unsettled provisionally priced concentrate derivatives and swap contracts (Note 12)	(0.2)	(1.8)
Other	2.0	0.5
Total trade and other receivables	13.0	14.1

5. Investments

	As at September 30	As at December 31
(in millions of U.S. dollars)	2023	2022
MARKETABLE EQUITY SECURITIES
Artemis Gold Inc.(1)	—	24.0
Talisker Resources Ltd.	2.5	5.1
Other marketable securities	3.2	6.4
Total marketable equity securities	5.7	35.5
Other investments (2)	0.8	0.1
Total investments	6.5	35.6
1.In January 2023, the Company sold its investment in Artemis Gold Inc. for net proceeds of $23.4 million (C$31.5 million).
2.Other investments includes restricted shares not yet available for sale.

9 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

6. Trade and other payables

	As at September 30	As at December 31
(in millions of U.S. dollars)	2023	2022
TRADE AND OTHER PAYABLES
Trade payables	48.4	61.8
Interest payable	6.6	14.1
Accruals	78.8	65.2
Current portion of reclamation and closure cost obligations (Note 13)	4.7	1.7
Current portion of gold stream obligation (Note 10)	31.7	28.1
Current portion of derivative liabilities (Note 12)	1.1	—
Current portion of New Afton free cash flow interest obligation (Note 10)	42.7	—
Total trade and other payables	214.0	170.9

7. Inventories

	As at September 30	As at December 31
(in millions of U.S. dollars)	2023	2022
INVENTORIES
Stockpile ore	39.8	21.2
Work-in-process	11.1	12.0
Finished goods(1)	15.6	17.5
Supplies	68.9	65.0
Total current inventories	135.4	115.7
1.The amount of inventories recognized in operating expenses for the three and nine months ended September 30, 2023 was $103.9 million and $319.0 million (2022 - $96.1 million and $264.9 million).

10 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

8. Mining interests

Mining Properties
	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
(in millions of U.S. dollars)
COST
As at December 31, 2021	1,745.9	261.0	1,362.3	118.1	3,487.3
Additions	81.7	109.3	44.1	48.4	283.5
Disposals	(0.2)	—	(7.0)	—	(7.2)
Transfers(1)	78.9	(132.4)	130.9	(77.4)	—
As at December 31, 2022	1,906.3	237.9	1,530.3	89.1	3,763.6
Additions	17.3	111.2	5.8	87.4	221.7
Disposals	—	—	(6.7)	—	(6.7)
Transfers	30.9	15.4	11.2	(57.5)	—
As at September 30, 2023	1,954.5	364.5	1,540.6	119.0	3,978.6
ACCUMULATED DEPRECIATION
As at December 31, 2021	1,005.7	—	693.7	—	1,699.4
Depreciation for the year	103.3	—	101.3	—	204.6
Disposals	(0.1)	—	(4.2)	—	(4.3)
As at December 31, 2022	1,108.9	—	790.8	—	1,899.7
Depreciation for the period	102.5	—	81.3	—	183.8
Disposals	—	—	(5.9)	—	(5.9)
As at September 30, 2023	1,211.4	—	866.2	—	2,077.6
CARRYING AMOUNT
As at December 31, 2022	797.4	237.9	739.5	89.1	1,863.9
As at September 30, 2023	743.1	364.5	674.4	119.0	1,901.0
1.In 2022, Non-depletable transfers of $132.4 million were made up of $84.8 million from the New Afton thickened and amended tailings facility and $47.6 million from the Rainy River Intrepid zone.

Carrying amount by property as at September 30, 2023

(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
MINING INTEREST BY SITE
New Afton	378.3	327.4	247.4	44.4	997.5
Rainy River	364.8	36.0	423.5	74.6	898.9
Other(1)	—	1.1	3.5	—	4.6
Carrying amount	743.1	364.5	674.4	119.0	1,901.0
1.Other includes corporate balances.
11 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

Carrying amount by property as at December 31, 2022:

(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
MINING INTEREST BY SITE
New Afton	402.8	230.9	271.5	17.2	922.4
Rainy River	394.6	5.9	466.9	71.9	939.3
Other(1)	—	1.1	1.1	—	2.2
Carrying amount	797.4	237.9	739.5	89.1	1,863.9
1.Other includes corporate balances.

9. Long-term debt
Long-term debt consists of the following:

	As at September 30	As at December 31
(in millions of U.S. dollars)	2023	2022
LONG-TERM DEBT
Senior unsecured notes - due July 15, 2027 (a)	395.7	394.9
Credit Facility (b)	—	—
Total long-term debt	395.7	394.9
(a) Senior Unsecured Notes - due July 15, 2027
As at September 30, 2023, the Company has $400.0 million of senior unsecured notes outstanding that mature and become due and payable on July 15, 2027 (the "2027 Unsecured Notes"). The 2027 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 7.50% per annum. Interest is payable in arrears in equal semi-annual installments on January 15 and July 15 of each year.
The 2027 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, and certain corporate actions. There are no maintenance covenants.
The 2027 Unsecured Notes are redeemable by the Company in whole or in part during the 12-month period beginning on July 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2027 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
2023	103.75
2024	101.88
2025 and thereafter	100.00

12 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

(b) Credit Facility

In April 2023, the Company entered into a fourth amended and restated credit agreement in respect of its revolving credit facility (the "Credit Facility") with a syndicate of financial institutions which extended the maturity date from December 2025 to December 2026, maintaining the existing borrowing limit of $400.0 million.
The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales, and liens. The Credit Facility contains three covenant tests, all of which are measured on a rolling four-quarter basis at the end of every quarter:
•The minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest;
•The maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”); and
•The maximum gross secured debt to Adjusted EBITDA (“Secured Leverage Ratio”).

Significant financial covenants are as follows:

		Twelve months ended September 30	Twelve months ended December 31
Financial Covenant		2023	2022
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0:1.0	7.6 : 1	4.5 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5:1.0	1.5 : 1	2.1 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0:1.0	0.1 : 1	0.2 : 1
The interest margin on drawings under the Credit Facility ranges from 1.25% to 3.75% over term-adjusted SOFR, the Prime Rate or the Base Rate based on the Company’s Leverage Ratio, and the currency and type of credit selected by the Company. Based on the Company’s Leverage Ratio, the rate is 2.50% over term-adjusted SOFR as at September 30, 2023 (December 31, 2022 – 2.75%). The standby fees on undrawn amounts under the Credit Facility range from 0.51% to 0.84%, depending on the Company’s Leverage Ratio. Based on the Company’s Leverage Ratio, the rate is 0.56% as at September 30, 2023 (December 31, 2022 – 0.62%).
For the nine months ended September 30, 2023, $nil has been drawn under the Credit Facility. The Credit Facility has been used to issue letters of credit amounting to $26.4 million (December 31, 2022 - $27.5 million). Letters of credit relate to reclamation bonds and other financial assurances required with various government agencies.

13 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

10. Non-current derivative financial liabilities
The following is a summary of the change in non-current derivative financial liabilities:

(in millions of U.S. dollars)	Rainy River	New Afton	Total
CHANGE IN NON-CURRENT DERIVATIVE FINANCIAL LIABILITIES
Balance, December 31, 2021	194.0	467.4	661.4
Settlements during the period	(24.0)	(12.4)	(36.4)
Fair value adjustments related to changes in the Company’s own credit risk(1)	(20.3)	(48.1)	(68.4)
Other fair value adjustments(2)	25.0	(28.0)	(3.0)
Balance, December 31, 2022	174.7	378.9	553.6
Less: current portion	(28.1)	—	(28.1)
Non-current portion of derivative financial liabilities	146.6	378.9	525.5
Balance, December 31, 2022	174.7	378.9	553.6
Settlements during the period(3)	(22.9)	—	(22.9)
Fair value adjustments related to changes in the Company’s own credit risk(1)	11.5	29.8	41.3
Other fair value adjustments(2)	6.7	70.5	77.3
Balance, September 30, 2023	170.1	479.2	649.3
Less: current portion(4)	(31.7)	(42.7)	(74.3)
Non-current portion of derivative financial liabilities	138.4	436.5	575.0
1.Fair value adjustments related to changes in the Company’s own credit risk are included in other comprehensive income.
2.Other fair value adjustments are included in the consolidated income statements.
3.Settlements during the period are on an accrual basis.
4.The current portion of the derivative financial liabilities is included in trade and other payables on the statement of financial position.

Rainy River Gold Stream Obligation
In 2015, the Company entered into a $175 million streaming transaction with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. (“Royal Gold”). Under the terms of the agreement, the Company will deliver to Royal Gold 6.5% of gold production from Rainy River up to a total of 230,000 ounces of gold and then 3.25% of the mine’s gold production thereafter. The Company will also deliver to Royal Gold 60% of the mine’s silver production to a maximum of 3.1 million ounces and then 30% of silver production thereafter.
In addition to the upfront $175.0 million deposit, Royal Gold will pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered under the stream. The difference between the spot price of metal and the cash received from Royal Gold will reduce the $175.0 million deposit over the life of the mine. Upon expiry of the 40 year term of the agreement (which may be extended in certain circumstances), any balance of the $175.0 million upfront deposit remaining unpaid will be refunded to Royal Gold.
The Company has designated the gold stream obligation as a financial liability at fair value through profit or loss (“FVTPL”) under the scope of IFRS 9. Accordingly, the Company values the liability at the present value of its expected future cash flows at each reporting period with changes in fair value reflected in the consolidated income statements and consolidated statements of comprehensive income.
14 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

Fair value adjustments represent the net effect on the gold stream obligation of changes in the variables included in the Company’s valuation model between the date of receipt of deposit and the reporting date.
New Afton Free Cash Flow Interest Obligation
In 2020, New Gold entered into a strategic partnership with Ontario Teachers’ Pension Plan (“Ontario Teachers’”). Under the terms of the strategic partnership, Ontario Teachers' acquired a 46% free cash flow interest in the New Afton mine for upfront cash proceeds of $300 million. Ontario Teachers' has an option to convert the free cash flow interest into a 46% joint venture interest in New Afton in the fourth year, or have their free cash flow interest remain as a free cash flow interest at a reduced rate of 42.5%. The agreement includes a minimum cash guarantee at the end of four years and a buyback option for New Gold.
The Company has designated the free cash flow interest obligation as an FVTPL under the scope of IFRS 9. Fair value of the free cash flow interest obligation on initial recognition was determined by the amount of the cash advance received. Subsequent fair value is calculated on each reporting date with gains and losses recorded in net earnings. Fair value adjustments as a result of the Company’s own credit risk are recorded in the consolidated statement of comprehensive income, as required by IFRS 9 for financial liabilities designated as at FVTPL.
Components of the adjustment to fair value for the non-current derivative financial liabilities at each reporting date include:

Financial instrument	Components of the adjustment to fair value
Rainy River gold stream obligation
•Accretion expense due to passage of time
•Change in the risk-free interest rate
•Change in the Company specific credit spread
•Change in any expected ounces to be delivered
•Change in future metal prices

New Afton free cash flow interest obligation
•Accretion expense due to passage of time
•Change in the risk-free interest rate
•Change in the Company specific credit spread
•Change in any expected ounces to be delivered
•Change in future metal prices
•Change in production profile, operating and capital costs at New Afton, including     considerations to the minimum cash guarantee over the first four years of the instrument

15 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

11. Leases
(a) Right-of-use assets
The Company leases assets such as buildings, mobile equipment, and machinery. These assets are included in Mining Interests on the statement of financial position and are classified as plant & equipment as per Note 8 of the Company’s condensed consolidated financial statements.

	As at September 30	As at December 31
(in millions of U.S. dollars)	2023	2022
RIGHT-OF-USE- ASSETS
Opening balance	21.4	32.0
Additions	4.3	—
Depreciation	(5.3)	(6.8)
Disposals	—	(3.8)
Total right-of-use-assets	20.4	21.4
(b) Lease liabilities
Please see below for a maturity analysis of the Company’s lease payments:

	As at September 30	As at December 31
(in millions of U.S. dollars)	2023	2022
MATURITY ANALYSIS FOR LEASES
Less than 1 year	4.1	7.5
Between 1 and 3 years	1.7	2.4
Between 3 and 5 years	1.3	0.1
More than 5 years	0.6	—
Total undiscounted lease payments(1)	7.7	10.0
Carrying value of lease liabilities	6.4	9.9
Less: current portion of lease liabilities(2)	(3.5)	(8.6)
Non-current portion of lease liabilities	2.9	1.3
1.Total undiscounted lease payments excludes leases that are classified as short term and leases for low value assets, which are not recognized as lease liabilities.
2.The current portion of the lease liabilities is included in trade and other payables on the statement of financial position.
For the three and nine months ended September 30, 2023, the Company recognized $0.2 million and $0.3 million in interest expense on lease liabilities (2022 - $0.2 million and $0.6 million).
For the three and nine months ended September 30, 2023, the Company expensed $1.5 million and $2.0 million related to leases that are classified as short term (2022 - $0.6 million and $1.7 million).

16 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

12. Derivative instruments

	As at September 30	As at December 31
(in millions of U.S. dollars)	2023	2022
DERIVATIVE ASSETS (LIABILITIES)
Foreign exchange forward contracts(1)	(0.9)	0.4
Fuel hedge swap contracts(2)	(0.2)	0.3
Unsettled provisionally priced concentrate derivatives, and swap contracts(3)	(0.2)	(1.8)
Total derivative liabilities	(1.3)	(1.1)
1.Foreign exchange forward contracts are included within trade and other payables in the statement of financial position.
2.Fuel hedge swap contracts are included within trade and other payables in the statement of financial position.
3.Unsettled provisionally priced concentrate derivatives are included within trade and other receivables in the statement of financial position.

(a)    Provisionally priced contracts
The Company had provisionally priced sales for which price finalization is outstanding at September 30, 2023. Realized and unrealized gains (losses) on the provisional pricing of concentrate sales are classified as revenue, with the unsettled provisionally priced concentrate derivatives included in trade and other receivables. The Company enters into gold and copper swap contracts to reduce exposure to gold and copper prices. Realized and unrealized gains (losses) are recorded in revenue, with the unsettled gold and copper swaps included in trade and other receivables.
The following tables summarize the realized and unrealized gains and losses on provisionally priced sales:

	Three months ended September 30, 2023			Nine months ended September 30, 2023
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
GAIN (LOSS) ON THE PROVISIONAL PRICING OF CONCENTRATE SALES
Realized	(0.1)	(0.2)	(0.3)	1.3	2.0	3.3
Unrealized	(1.2)	(0.1)	(1.3)	(1.3)	(0.7)	(2.0)
Total (loss) gain	(1.3)	(0.3)	(1.6)	—	1.3	1.3

	Three months ended September 30, 2022			Nine months ended September 30, 2022
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
GAIN (LOSS) ON THE PROVISIONAL PRICING OF CONCENTRATE SALES
Realized	0.3	1.3	1.6	0.5	5.2	5.7
Unrealized	(0.4)	(7.0)	(7.4)	(0.3)	(4.1)	(4.4)
Total (loss) gain	(0.1)	(5.7)	(5.8)	0.2	1.1	1.3
17 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

The following tables summarize the realized and unrealized gains and losses on gold and copper swap contracts:

	Three months ended September 30, 2023			Nine months ended September 30, 2023
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
GAIN (LOSS) ON SWAP CONTRACTS
Realized	0.6	0.6	1.2	(0.9)	(0.9)	(1.8)
Unrealized	0.6	(0.2)	0.4	1.0	0.8	1.8
Total gain (loss)	1.2	0.4	1.6	0.1	(0.1)	—

	Three months ended September 30, 2022			Nine months ended September 30, 2022
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
GAIN (LOSS) ON SWAP CONTRACTS
Realized	(1.0)	0.7	(0.4)	(1.6)	(5.2)	(6.8)
Unrealized	1.1	7.1	8.3	0.6	3.4	4.0
Total gain (loss)	0.1	7.8	7.9	(1.0)	(1.8)	(2.8)
The following table summarizes the net exposure to the impact of movements in market commodity prices for provisionally priced sales:

	As at September 30	As at December 31
	2023	2022
VOLUMES SUBJECT TO FINAL PRICING NET OF OUTSTANDING SWAPS
Gold ounces (000s)	0.9	0.5
Copper pounds (millions)	0.5	1.4
(b) Foreign exchange forward contracts
The Company entered into foreign exchange forward contracts in order to hedge operating costs at the New Afton and Rainy River mines. These contracts are treated as derivative financial instruments and marked-to-market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses are recorded within operating expenses.

The Company entered into foreign exchange forward contracts hedging an average of C$40.0 million per month in the first quarter of 2023, C$44.0 million per month in the second and third quarters of 2023, and C$43.0 million per month in the fourth quarter of 2023. As at September 30, 2023, the fair value of the unrealized foreign exchange forward contract liabilities were $0.9 million (December 31, 2022 - $0.4 million forward contract assets).

(c) Diesel fuel hedge swap contracts
The Company entered into diesel fuel hedge swap contracts for the Rainy River Mine in order to reduce exposure to volatile fuel prices. These contracts are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses are recorded within operating expenses.

18 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

The Company hedged an average of 0.7 million gallons per month for the 2023 year, and an additional 0.2 million gallons per month for the first quarter of 2024. As at September 30, 2023, the fair value of the unrealized fuel hedge swap contract liabilities were $0.2 million (December 31, 2022 - $0.3 million swap contract assets).
13. Reclamation and closure cost obligations
Changes to the reclamation and closure cost obligations are as follows:

(in millions of U.S. dollars)	Rainy River	New Afton	Cerro San Pedro	Total
CHANGES TO RECLAMATION AND CLOSURE COST OBLIGATIONS
Balance – December 31, 2021	109.4	49.3	1.5	160.2
Reclamation expenditures	(1.7)	—	(2.3)	(4.0)
Unwinding of discount	2.3	0.9	—	3.2
Revisions to expected cash flows	(16.6)	(15.6)	2.1	(30.1)
Foreign exchange movement	(5.8)	(2.3)	—	(8.1)
Balance – December 31, 2022	87.6	32.3	1.3	121.2
Less: current portion of closure costs (Note 6)	(0.4)	—	(1.3)	(1.7)
Non-current portion of closure costs	87.2	32.3	—	119.5
Balance – December 31, 2022	87.6	32.3	1.3	121.2
Reclamation expenditures	(0.4)	—	(1.2)	(1.6)
Unwinding of discount	1.9	0.7	—	2.6
Revisions to expected cash flows	(8.5)	(4.5)	0.6	(12.4)
Foreign exchange movement	0.2	0.1	0.2	0.5
Balance –September 30, 2023	80.8	28.6	0.9	110.3
Less: current portion of closure costs (Note 6)	(3.8)	—	(0.9)	(4.7)
Non-current portion of closure costs	77.0	28.6	—	105.6

19 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

14. Share capital
At September 30, 2023, the Company had an unlimited number of authorized common shares, of which 684.5 million common shares were issued and outstanding.
(a) No par value common shares issued

	Number of shares	Value of shares
(in millions of U.S. dollars, except where noted)	(000s)	$
NO PAR VALUE COMMON SHARES ISSUED
Balance at December 31, 2021	681,146	3,155.4
Issuance of common shares under First Nations agreements	375	0.5
Exercise of options and vested performance share units	756	1.2
Balance at December 31, 2022	682,277	3,157.1
Issuance of common shares under First Nations agreements	181	0.2
Exercise of options and vested performance share units	2,049	2.7
Balance at September 30, 2023	684,507	3,160.0

(b) Share-based payment expenses
The following table summarizes share-based payment expenses:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2023	2022	2023	2022
SHARE-BASED PAYMENT EXPENSES(1)
Stock option expense	—	0.4	0.2	1.0
Performance share unit expense	0.2	(0.1)	0.9	0.2
Restricted share unit expense	0.9	(0.7)	2.2	0.4
Deferred share unit expense	(0.2)	(1.4)	0.5	(1.6)
Shares issued under First Nations agreements	—	0.2	—	0.5
Total share-based payment expenses	0.9	(1.6)	3.8	0.5
1.     For the three and nine months ended September 30, 2023, $0.3 million and $1.3 million of share-based expenses were recognized in operating expenses (2022 – $(0.3) million and $0.3 million).

20 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

Stock options
The following table presents changes in the Company’s stock option plan:

	Number of options	Weighted average exercise price
	(000s)	C$/share
CHANGES TO THE COMPANY'S STOCK OPTION PLAN
Balance at December 31, 2021	5,756	1.58
Granted	1,291	2.18
Exercised	(755)	1.17
Forfeited	(1,213)	1.98
Expired	(228)	3.89
Balance at December 31, 2022	4,851	1.59
Exercised	(1,544)	1.21
Forfeited	(98)	1.97
Expired	(356)	2.11
Balance at September 30, 2023	2,853	1.72
Loss per share
The following table sets out the calculation of loss per share:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2023	2022	2023	2022
CALCULATION OF LOSS PER SHARE
Net loss	(2.7)	(4.2)	(37.1)	(49.9)
Basic weighted average number of shares outstanding (in millions)	684.5	682.3	683.0	681.5
Dilution of securities:
Stock options	—	—	—	—
Diluted weighted average number of shares outstanding (in millions)	684.5	682.3	683.0	681.5
Net loss per share:
Basic	(0.00)	(0.01)	(0.05)	(0.07)
Diluted	(0.00)	(0.01)	(0.05)	(0.07)
The following table lists the equity securities excluded from the calculation of diluted loss per share. All stock options are excluded from the calculation when the Company is in a net loss position.

	Three months ended September 30		Nine months ended September 30
(in millions of units)	2023	2022	2023	2022
EQUITY SECURITIES EXCLUDED FROM THE CALCULATION OF DILUTED EARNINGS PER SHARE
Stock options	2.9	6.1	2.9	6.1

21 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

15. Income and mining taxes
The following table outlines the composition of income tax expense between current tax and deferred tax:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2023	2022	2023	2022
CURRENT INCOME AND MINING TAX EXPENSE
Canada	0.8	1.5	2.1	1.6
Foreign	—	0.1	—	2.7
	0.8	1.6	2.1	4.3
DEFERRED INCOME AND MINING TAX EXPENSE
Canada	6.8	(12.0)	6.6	(12.8)
Adjustments in respect of prior year	—	(1.3)	—	(1.3)
	6.8	(13.3)	6.6	(14.1)
Total income tax expense	7.6	(11.7)	8.7	(9.8)
16. Supplemental cash flow information
Supplemental cash flow information (included within operating activities) is as follows:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2023	2022	2023	2022
CHANGE IN NON-CASH OPERATING WORKING CAPITAL
Trade and other receivables	2.8	3.3	(0.5)	6.6
Inventories	2.5	6.4	(9.9)	(7.0)
Prepaid expenses and other	(6.1)	1.6	(5.1)	4.7
Trade and other payables	13.2	(1.2)	4.0	17.2
Total change in non-cash operating working capital	12.4	10.1	(11.5)	21.5

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2023	2022	2023	2022
OTHER NON-CASH ADJUSTMENTS
Loss on revaluation of foreign exchange forward contracts and fuel hedge swap contracts	4.0	7.2	1.8	8.2
Unrealized loss on concentrate contracts	0.9	1.0	0.2	0.4
Equity settled share-based payment expense	0.1	0.5	0.6	1.7
Loss (gain) on disposal of assets	0.6	(0.4)	0.9	2.0
Unrealized loss (gain) on revaluation of non-current derivative financial instruments	16.8	(14.5)	77.3	(3.3)
Loss (gain) on revaluation of CSP’s reclamation and closure cost obligation	0.4	(0.3)	0.6	1.4
Inventory provision (reversal of write-down)	0.4	(1.7)	0.5	2.6
Loss on revaluation of investments	2.2	14.8	4.9	30.7
Total other non-cash adjustments	25.4	6.6	86.8	43.7

22 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

17. Segmented information
(a) Segment revenues and results
The Company manages its reportable segments by operating mines. Income (loss) from operations of reportable operating segments are reviewed by the Company's chief operating decision maker to make decisions about resources to be allocated to the segments and to assess their performance. The results from operations for these reportable operating segments are summarized in the following tables:

Three months ended September 30, 2023
(in millions of U.S. dollars)	Rainy River	New Afton	Corporate	Total
OPERATING SEGMENT RESULTS
Gold revenues	120.0	31.7	—	151.7
Copper revenues	—	46.4	—	46.4
Silver revenues	2.5	0.7	—	3.2
Total revenues(1)	122.5	78.8	—	201.3
Operating expenses	65.9	41.6	—	107.5
Depreciation and depletion	40.1	18.7	—	58.8
Revenue less cost of goods sold	16.5	18.5	—	35.0
Corporate administration	—	—	5.8	5.8
Share-based payment expenses	—	—	0.6	0.6
Exploration and business development	0.1	1.9	0.2	2.2
Income (loss) from operations	16.4	16.6	(6.6)	26.4
1.Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the three months ended September 30, 2023.

Three months ended September 30, 2022
(in millions of U.S. dollars)	Rainy River	New Afton	Corporate	Total
OPERATING SEGMENT RESULTS
Gold revenues	95.8	21.4	—	117.2
Copper revenues	—	31.2	—	31.2
Silver revenues	2.3	0.5	—	2.8
Total revenues(1)	98.1	53.1	—	151.2
Operating expenses	54.4	44.8	—	99.2
Depreciation and depletion	39.0	16.2	—	55.2
Revenue less cost of goods sold	4.7	(7.9)	—	(3.2)
Corporate administration	—	—	5.1	5.1
Share-based payment expenses	—	—	(1.3)	(1.3)
Exploration and business development	0.2	3.7	0.1	4.0
Income (loss) from operations	4.5	(11.6)	(3.9)	(11.0)
1.Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the three months ended September 30, 2022.
23 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

Nine months ended September 30, 2023
(in millions of U.S. dollars)	Rainy River	New Afton	Corporate	Total
OPERATING SEGMENT RESULTS
Gold revenues	372.3	86.6	—	458.9
Copper revenues	—	118.6	—	118.6
Silver revenues	8.0	1.8	—	9.8
Total revenues(1)	380.3	207.0	—	587.3
Operating expenses	208.1	121.5	—	329.6
Depreciation and depletion	118.8	49.4	—	168.2
Revenue less cost of goods sold	53.4	36.1	—	89.5
Corporate administration	—	—	17.9	17.9
Share-based payment expenses	—	—	2.5	2.5
Exploration and business development	0.2	6.9	0.6	7.7
Income (loss) from operations	53.2	29.2	(21.0)	61.4
1.Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the nine months ended September 30, 2023.

Nine months ended September 30, 2022
(in millions of U.S. dollars)	Rainy River	New Afton	Corporate	Total
OPERATING SEGMENT RESULTS
Gold revenues	296.0	49.8	—	345.8
Copper revenues	—	88.0	—	88.0
Silver revenues	6.2	1.6	—	7.8
Total revenues(1)	302.2	139.4	—	441.6
Operating expenses	161.0	113.2	—	274.2
Depreciation and depletion	109.9	33.2	—	143.1
Revenue less cost of goods sold	31.3	(7.0)	—	24.3
Corporate administration	—	—	16.0	16.0
Share-based payment expenses	—	—	0.2	0.2
Exploration and business development	2.2	11.1	0.5	13.8
Income (loss) from operations	29.1	(18.1)	(16.7)	(5.7)
1.Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the nine months ended September 30, 2022.

24 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

(b) Segmented assets and liabilities
The following table presents the segmented assets and liabilities:

		Total assets		Total liabilities	Capital expenditures(1)
	As at September 30	As at December 31	As at September 30	As at December 31	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2023	2022	2023	2022	2023	2022	2023	2022
SEGMENTED ASSETS AND LIABILITIES
Rainy River	1,027.9	1,067.4	313.1	340.1	32.0	31.9	96.1	114.4
New Afton	1,059.8	979.9	629.0	518.4	38.5	38.0	109.0	107.1
Other(2)	164.5	196.2	426.6	425.5	0.1	—	0.2	0.1
Total segmented assets, liabilities and capital expenditures	2,252.3	2,243.5	1,368.7	1,284.0	70.6	69.9	205.3	221.6
1.Capital expenditures per condensed consolidated statements of cash flows.
2.Other includes corporate balances and Cerro San Pedro.
18. Fair value measurement
Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.
The Company has certain financial assets and liabilities that are measured at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from, or corroborated by, observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. There were no transfers among Levels 1, 2, and 3 during the the nine months ended September 30, 2023 or the year ended December 31, 2022. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

25 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

Valuation methodology for Level 1 financial assets and liabilities:

Investments
The fair value of the investments are measured based on the closing share price on the reporting date.

Valuation methodologies for Level 2 and 3 financial assets and liabilities:
Provisionally priced contracts and gold and copper swap contracts
The fair value of the provisionally priced contracts and the gold and copper swap contracts is calculated using the mark-to-market forward prices of the London Metals Exchange gold and copper based on the applicable settlement dates of the outstanding provisionally priced contracts and copper swap contracts.
Foreign exchange forward contracts
The fair value of foreign exchange forward contracts is calculated using the mark-to-market method based on the difference between the forward Canadian dollar to U.S dollar foreign exchange rate and the foreign exchange rates of the contracts.
Fuel hedge swap contracts
The fair value of the fuel hedge swap contracts is calculated using the mark-to-market forward prices of diesel, based on the applicable settlement dates of the outstanding swap contracts.

Gold stream obligation
The fair value of the gold stream obligation is calculated using the risk-free interest rate derived from the U.S. Treasury rate, forward and consensus metal prices, company specific credit spread based on the yield on the Company’s 2027 Unsecured Notes, and expected gold and silver ounces to be delivered from Rainy River’s life of mine projections.
Free cash flow interest obligation
The fair value of the free cash flow interest obligation is calculated using the risk-free interest rate derived from the U.S. Treasury rate, forward and consensus metal prices, company specific credit spread based on the yield on the Company’s 2027 Unsecured Notes, and expected production, operating and capital costs from New Afton’s life of mine projections, including considerations to the minimum cash guarantee over the first four years of the instrument.

26 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

The following table summarizes the Company’s financial assets and liabilities by category, and information about financial assets and liabilities measured at fair value on a recurring basis in the statement of financial position categorized by level of significance of the inputs used in making the measurements:

		As at September 30, 2023		As at December 31, 2022
(in millions of U.S. dollars)	Category	Level		Level
FINANCIAL ASSETS
Cash and cash equivalents	Financial assets at amortized cost		179.4		200.8
Trade and other receivables(1)	Financial assets at amortized cost		13.3		15.9
Provisionally priced contracts	Financial instruments at FVTPL	2	(2.0)	2	2.3
Gold and copper swap contracts	Financial instruments at FVTPL	2	1.7	2	(4.1)
Foreign exchange forward contracts	Financial instruments at FVTPL	2	—	2	0.4
Fuel hedge swap contracts	Financial instruments at FVTPL	2	—	2	0.3
Investments	Financial instruments at FVTPL	1	6.5	1	35.6
FINANCIAL LIABILITIES
Trade and other payables(2)	Financial liabilities at amortized cost		133.6		141.1
Long-term debt	Financial liabilities at amortized cost		395.7		394.9
Foreign exchange forward contracts	Financial instruments at FVTPL	2	0.9	2	—
Fuel hedge swap contracts	Financial instruments at FVTPL	2	0.2	2	—
Gold stream obligation	Financial instruments at FVTPL	3	170.1	3	174.7
Free cash flow interest obligation	Financial instruments at FVTPL	3	479.2	3	378.9
1.Trade and other receivables exclude provisionally priced contracts, and gold and copper swap contracts.
2.Trade and other payables exclude the short-term portions of reclamation and closure cost obligations, the gold stream obligation, and current derivative liabilities.
27 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

The carrying values and fair values of the Company’s financial instruments are as follows:

As at September 30, 2023			As at December 31, 2022
(in millions of U.S. dollars)	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and cash equivalents	179.4	179.4	200.8	200.8
Trade and other receivables(1)	13.3	13.3	15.9	15.9
Provisionally priced contracts	(2.0)	(2.0)	2.3	2.3
Gold and copper swap contracts	1.7	1.7	(4.1)	(4.1)
Foreign exchange forward contracts	—	—	0.4	0.4
Fuel hedge swap contracts	—	—	0.3	0.3
Investments	6.5	6.5	35.6	35.6
FINANCIAL LIABILITIES
Trade and other payables(2)	133.6	133.6	141.1	141.1
Long-term debt	395.7	377.5	394.9	355.0
Gold stream obligation	170.1	170.1	174.7	174.7
Free cash flow interest obligation	479.2	479.2	378.9	378.9
Foreign exchange forward contracts	0.9	0.9	—	—
Fuel hedge swap contracts	0.2	0.2	—	—
1.Trade and other receivables exclude provisionally priced contracts, and gold and copper swap contracts.
2.Trade and other payables exclude the short-term portions of reclamation and closure cost obligations, the gold stream obligation, and current derivative liabilities.

19. Commitments
The Company has entered into a number of contractual commitments for capital items relating to operations and development. At September 30, 2023, these commitments totaled $141.0 million, which are expected to become due over the next 12 months. This compares to commitments of $64.0 million as at December 31, 2022. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.
28 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD